Mail Stop 3561

October 25, 2005

By Facsimile and U.S. Mail

Mr. H. Lee Scott, Jr.
President and Chief Executive Officer
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, Arkansas 72716

       Re: **Wal-Mart Stores, Inc.**
              Form 10-K for Fiscal Year Ended January 31, 2005
              Filed March 31, 2005
              File No. 1-6991

Dear Mr. Scott:

       We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part IV, page 21
Item 15. Exhibits, Financial Statement Schedules, page 21
Exhibit 13-The Annual Report to Shareholders for the Fiscal Year Ending January 31, 2005, page 22
Notes to Consolidated Financial Statements, page 37
1-Summary of Significant Accounting Policies, page 37
Revenue Recognition, page 38

1.	We note that you offer extended product protection service plans for electronics and certain other merchandise offerings. Please describe your accounting policy for recognizing revenue for separately priced extended service plans including your basis in GAAP if the policy is other than on a straight-line basis over the term of the contract. In your response please tell us if these insurance arrangements involve a third party administrator and whether you view yourself or the administrator as the obligor in these agreements. In addition, tell us if you recognize service plan revenues on a gross basis with the specified administrator fee presented as an expense or if you present only your net commission as revenue and include your basis in GAAP for doing so. If you believe the sales attributable to extended service plans is immaterial to consolidated net sales, please tell us why and include your consideration of SAB 99 as to immateriality.

2.	We note your policy for the redemption of shopping cards. Please tell us if shopping cards are the same as Wal-Mart and Sam's Club gift cards. If these cards are not the same, please describe the differences in each separate card program, if any. We note the Wal-Mart and Sam's Club gift cards have no expiration dates and are not returnable or refundable unless required by law. Please tell us your accounting policy concerning revenue recognition for unredeemed, lost and/or stolen gift cards including your basis in GAAP for recognizing revenue before either performance or a legal release from the liability as contemplated by SFAS No. 140. Please provide evidence that demonstrates to us the demand for future performance with respect to the estimated breakage recognized as revenue is remote and the estimate is based on a large population of homogeneous transactions. In addition, please provide us the historical evidence supporting your estimates of breakage. Finally, please tell us whether you recognize breakage upon sale of the gift cards or over the term of your performance obligation and tell us if you present breakage as revenue or as other income in your income statement and your basis in GAAP for doing so.

8-Litigation, page 45

3.	Please tell us the amounts accrued for each of the legal matters listed at the end of this paragraph, as of your balance sheet date. For each lawsuit, tell us if your exposure to a loss exists in excess of the amounts accrued, if any excess loss is retained by you or if insurance coverage provides for these excess losses. In the instances were management has deemed it inappropriate to accrue an amount please tell us why one or both of the conditions in paragraph 8 of SFAS No. 5 have not been met including in your consideration why this condition was not met. Tell us if there is a reasonable possibility you are exposed to a loss and whether you can reasonably estimate a possible loss or a possible range of loss. If estimates of possible loss can not be made based on the evidence available at the issuance of these financial statements, please include your consideration of the applicable facts and circumstances in your explanation including why your financial statements are not misleading by omitting reasonable estimates of a possible loss or range of loss.

- Employee putative class-action allegations under the Fair Labor Standards Act related to various associate incentive bonus plans and the inclusion of bonus payments in calculating employee overtime pay;
- The exempt status of store managers and assistant store managers under the Fair Labor Standards Act;
- The class-action lawsuit *Mauldin v. Wal-Mart Stores, Inc.*, filed on October 16, 2001;
- *EEOC (Janice Smith) v. Wal-Mart Stores, Inc.*, filed on August 24, 2001 and
- *Savaglio v. Wal-Mart Stores, Inc.*

12-Quarterly Financial Data (Unaudited), page 49

4. Please advise or revise your future filings to include gross profit for each full fiscal quarter within the two most recent fiscal years presented. See Item 302(a)(1) of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. File your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341, or me at (202) 551-3841 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief